EXHIBIT 4.1
AMENDMENT TO RIGHTS AGREEMENT
     This AMENDMENT (“Amendment”) is made and entered into as of the 17th day of November, 2008, by and between Transmeta Corporation, a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability corporation, as rights agent (the “Rights Agent”).
W I T N E S S E T H
     WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement, dated as of January 15, 2002 (as amended, the “Rights Agreement”);
     WHEREAS, it is proposed that the Company enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 17, 2008, by and among the Company, Novafora, Inc., a Delaware corporation (“Parent”), and Transformer Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, the Company will merge with and into Merger Sub (the “Merger”);
     WHEREAS, the Board of Directors of the Company (the “Board”) has approved and adopted the Merger Agreement;
     WHEREAS, in connection with the Merger and the Merger Agreement, certain directors and officers (collectively, the “Stockholders”) contemplate entering into voting agreements (the “Voting Agreements”) with Parent pursuant to which, among other things, the Stockholders would agree to vote all shares of common stock, par value $0.00001 par value per share, of the Company (the “Common Stock”) and all shares of Preferred Stock, $0.00001 par value per share, of the Company (the “Preferred Stock”) held by such Stockholders in favor of adoption of the Merger Agreement and to certain restrictions on the transfer of their shares of Common Stock and Preferred Stock;
     WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may, by resolution of the Board, from time to time, and the Rights Agent shall, if the Company directs, supplement or amend the Rights Agreement without the approval of any holders of Rights (as defined in the Rights Agreement) in order to, among other things, make any changes with respect to the Rights which the Company may deem necessary or desirable, including, without limitation, to modify or amend the definition of Acquiring Person set forth in Section 1(a) of the Rights Agreement;
     WHEREAS, no Distribution Date has yet occurred and there is not any Acquiring Person and the Company hereby certifies to the Rights Agent that this Amendment is in compliance with Section 27 of the Rights Agreement;
     WHEREAS, the Board has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing and directs the Rights Agent to execute and deliver this Amendment; and

     WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Rights Agreement.
     NOW, THEREFORE, in consideration of the premises and agreements set forth herein and in the Rights Agreement, the parties hereto, intending to be legally bound, agree as follows:
     Section 1. Defined Terms. Section 1 of the Rights Agreement is hereby amended to add thereto the following paragraphs (t), (u), (v), (w) and (x) which provide as follows:
“(t) “Merger” shall mean the merger of the Company with and into Merger Sub pursuant to the terms of the Merger Agreement.
(u) “Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of November 17, 2008, by and among the Company, Parent and Merger Sub, as it may be amended from time to time.
(v) “Parent” shall mean Novafora, Inc., a Delaware corporation.
(w) “Merger Sub” shall mean Transformer Acquisition LLC, a Delaware limited liability company.
(x) “Voting Agreements” shall mean the “Voting Agreements” as defined in the Merger Agreement, as they may be amended from time to time.”
     Section 2. Amendment to Definition of Acquiring Person. The definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement is hereby amended and supplemented by adding a new paragraph (C) to the end thereof to read in its entirety as follows:
“(C) Neither Parent nor any of its existing or future Affiliates or Associates shall be deemed to be an Acquiring Person solely by virtue of (i) the approval, execution or delivery of the Merger Agreement, (ii) the approval, execution or delivery of the Voting Agreements, (iii) the public or other announcement of the Merger Agreement, the Voting Agreements or the transactions contemplated thereby, (iv) the consummation of the Merger or (v) the consummation of any other transaction contemplated by the Merger Agreement or the Voting Agreements.”
     Section 3. Amendment to Definition of Expiration Date. Section 7(a) of the Rights Agreement is amended by deleting the word “or” immediately preceding clause (iii) and by adding the following at the end of clause (iii):
     “or (iv) immediately prior to the Effective Time (as defined in the Merger Agreement)”
     Section 4. Termination of Merger Agreement. If for any reason the Merger Agreement is terminated, then this Amendment shall be of no further force and effect and the Rights

Agreement shall remain exactly the same as it existed immediately prior to the effectiveness of this Amendment.
     Section 5. Effectiveness. This Amendment shall be deemed effective as of, and immediately prior to, the execution and delivery of the Merger Agreement and the Company hereby agrees to provide prompt written notice of such occurrence the Rights Agent. The Rights Agent shall be fully protected in relying on any such notice or statement therein contained and shall have no duty or liability with respect thereto, and shall not be deemed to have knowledge thereof, unless and until it shall have received such notice. Except as amended by this Amendment, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected by this Amendment.
     Section 6. Severability. If any provision of this Amendment, or the application of such provision to any person or circumstance, shall be held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the provisions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
     Section 7. Counterparts. This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed an original, but all such counterparts shall together constitute but one and the same instrument.
     Section 8. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts made and to be performed entirely within such state.
     Section 9. Waiver of Notice. The Company and the Rights Agent hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Amendment.
     Section 10. Descriptive Headings. Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Amendment.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

Attest:		Transmeta Corporation

By: Name:	/s/ John O’Hara Horsley John O’Hara Horsley	By: Name:	/s/ Lester M. Crudele Lester M. Crudele
Title:	Executive Vice President, General Counsel & Secretary	Title:	President & CEO

Attest:		Mellon Investor Services LLC, as Rights Agent

By: Name:	/s/ Asa Drew Asa Drew	By: Name:	/s/ Sharon D. Magidson Sharon D. Magidson
Title:	Assistant Vice President	Title:	Assistant Vice President
[Signature Page to Amendment to Rights Agreement]